3/29

AB 3/28/06 *

06007209

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Chase Investment Services Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 South Riverside
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Teresa L Warta (312) 954-1981
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewarterhouseCoopers LLP

One North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

PROCESSED
MAY 2 6 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2006
WASH. D.C.
203

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 5/25

OATH OR AFFIRMATION

I, Teresa L. Warta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chase Investment Securities Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: Nothing to report.

Signature

Chief Financial Officer
Title

"OFFICIAL SEAL"
Barbara Ann Mann
Notary Public, State of Illinois
My Commission Exp. 10/06/2008

Notary Public

This report ** contains (check all applicable boxes):

✠ (a) Facing Page.
✠ (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✠ (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chase Investment Services Corporation
(A subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2005

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Chase Investment Services Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Chase Investment Services Corporation (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2006

Chase Investment Services Corporation
(A subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition
December 31, 2005
(in thousands, except for share data)

Assets		
Cash and cash equivalents	$	227,211
Cash and securities segregated under federal and other regulations		14,956
Receivable from broker-dealers and clearing organizations		17,233
Receivable from customers		1,853
Securities owned, at market value		9,948
Receivable from affiliates and parent		9,921
Other receivables		4,247
Deferred tax asset		4,957
Other assets		3,931
Total assets	$	294,257
Liabilities and Stockholder's Equity		
Payable to broker-dealers	$	6,796
Payable to customers		1,014
Securities sold, not yet purchased, at market value		15
Payable to affiliates and parent		14,873
Accrued employee compensation and benefits		25,918
Current income taxes payable		29,513
Accounts payable		2,032
Other liabilities		13,164
Total liabilities		93,325
Stockholder's equity:		
Common stock, par value $1 per share; authorized 1,500 shares, 500 issued and outstanding		1
Additional paid-in capital		133,760
Retained earnings (after quasi reorganization on September 20, 1996; Note 1)		67,171
Total stockholder's equity		200,932
Total liabilities and stockholder's equity	$	294,257

The accompanying notes are an integral part of this financial statement.

(Dollars in thousands)

1. Organization

Chase Investment Services Corporation ("CISC") is a wholly owned subsidiary of Banc One Securities Corporation ("BOSC" or the "Parent"). BOSC is a wholly owned subsidiary of Banc One Capital Holdings Corporation ("BOHC"), which is a wholly owned subsidiary of JPMorgan Chase & Co. ("JPMC"). CISC is a registered broker dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). CISC is also a registered investment advisor under the Investment Advisory Act of 1940.

CISC's primary business activity is the sale and distribution of various investment products on behalf of its retail customers. CISC is a fully disclosed introducing broker for brokerage products, which include mutual funds, equities, and fixed income securities. The clearance and custody of customer transactions are provided by CISC's clearing broker, National Financial Services LLC ("NFS").

On September 23, 1996 Chase Manhattan Investment Services Inc. ("CMIS") merged with Chemical Investment Services Corp. and changed its name to CISC. This transaction was accounted for as a pooling of interests.

In anticipation of the 1996 merger and subsequent realignment of the Company's business, CMIS implemented a "quasi reorganization," as described by Accounting Research Bulletin ("ARB") No. 43 "Capital Accounts" as amended by ARB 46 "Discontinuance of Dating Earned Surplus," Chapter 7 as of September 20, 1996. In the quasi reorganization, the equity accounts of CMIS were restructured, which included the accumulated deficit in CMIS's retained earnings being eliminated against additional paid-in capital.

For the period January 1, 2005 through June 30, 2005, CISC was a direct subsidiary of JPMC. The ownership of CISC was changed on July 1, 2005 through a corporate reorganization whereby the stock of CISC was contributed by JPMC to BOHC and subsequently to BOSC. On June 30, 2005, CISC returned to JPMC $20,000 in excess net capital. On July 11, 2005, in conjunction with the reorganization, CISC received from its Parent a cash contribution of $110,000, representing substantially all of the net assets of BOSC.

This reorganization was accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, at historical cost and reflected in the financial statements as if it occurred as of January 1, 2005. The reorganization was executed to consolidate JPMC's retail brokerage customer accounts, registered representatives, and net assets under a single JPMC broker-dealer.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent

assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash on hand and on deposit and highly liquid investments with an original maturity of three months or less are considered cash and cash equivalents. Cash and cash equivalents includes a $168,285 investment in money market funds distributed by JPMorgan Distribution Services, Inc. ("JPMDS"), an affiliated entity.

Securities Transactions

Securities transactions are recorded on the trade date as if they had settled. Customers' securities transactions are recorded on a settlement date basis, with related commission revenue recorded on a trade date basis. Amounts receivable and payable on unsettled transactions are recorded net in receivable/payable from/to broker-dealers and clearing organizations on the accompanying statement of financial condition.

Other Assets

Other assets primarily include prepaid assets as well as furniture, equipment and leasehold improvements. Furniture, equipment and leasehold improvements of $1,062 are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 10 years. Upon the sale or disposition of furniture, equipment or leasehold improvements, related accumulated depreciation and amortization are removed from the account and any gain or loss is recognized.

Income Taxes

CISC uses the asset-and-liability method required by SFAS No. 109, "Accounting for Income Taxes," to recognize income taxes. The results of operations of CISC are included in the consolidated Federal, New York State, New York City and other state income tax returns of JPMC. In addition, CISC files income tax returns in various states on a separate return basis. Pursuant to a tax sharing arrangement, JPMC allocates to CISC its share of the consolidated tax expense or benefit based upon statutory rates applied to CISC's earnings as if it were filing separate returns. State and local taxes are provided on CISC's taxable income at the marginal income tax rate applicable to the combined or unitary group. Tax sharing agreements between JPMC and CISC allow for intercompany payments to or from JPMC for outstanding current income taxes and deferred tax assets or liabilities.

3. Cash and Securities Segregated under Federal and Other Regulations

At December 31, 2005, CISC segregated cash of $5,000 and U.S. Treasury securities with a market value of $9,956 in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

(Dollars in thousands)

4. Securities Owned and Securities Sold, not yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading securities and are recorded at market value. Market value is determined using readily available listed market prices. The market value and composition were as follows at December 31, 2005:

	Securities Owned	Securities Sold, not yet Purchased
State and municipal securities	$ 9,453	$ 15
Other securities	495	
	$ 9,948	$ 15

Securities sold, not yet purchased, represent obligations of CISC to deliver specified securities and thereby create a liability to purchase the security in the market at prevailing prices.

Securities owned are held by CISC's clearing broker. Under the terms of the clearing agreement, NFS may rehypothecate these securities. CISC is subject to credit risk should the clearing broker be unable to fulfill its obligations to return the securities.

5. Receivable From and Payable to Broker-Dealers and Clearing Organizations

The receivable from broker-dealers and clearing organizations primarily represents the amounts due to CISC relating to commission and fee revenues, net of the related clearing fees. These revenues and expenses result from customer securities transactions introduced by CISC and cleared by NFS on a trade date basis. The payable to broker-dealers represents amounts due to NFS for cash borrowings in firm trading and error accounts.

6. Credit Risk, Guarantees and Indemnification

CISC clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between CISC and NFS, the clearing broker has the right to charge CISC for losses that result from its customers' failure to fulfill their contractual obligations.

To minimize its risk, CISC, through its clearing broker, requires its customers to, at a minimum, meet margin requirements as specified under U.S. Treasury Regulation T. This margin requirement is a good faith deposit from the customer related to their trading obligations. If necessary, CISC may liquidate certain positions to satisfy the obligations of the customer. Management believes that the margin deposits at December 31, 2005 are adequate to mitigate the risk of material loss.

In addition, CISC has the right to pursue collection or performance from customers and other counterparties who do not perform under their contractual obligations. CISC monitors the credit standing of NFS and all customers and counterparties with which it conducts business.
FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," requires the disclosure of

(Dollars in thousands)

representations and warranties which CISC enters into and which may provide general indemnifications to others. CISC in its normal course of business may enter into contracts that contain such representations and warranties. CISC's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against CISC that have not yet occurred. However, based on its experience, CISC expects the risk of loss to be remote.

7. Related-Party Transactions

CISC from time to time may enter into transactions with other JPMC subsidiaries. The aggregate receivables and payables related to these transactions at December 31, 2005 were $9,921 and $14,873, respectively. CISC also derives a portion of its revenue from affiliated entities, Chase Insurance Agency ("CIA") related to the sale of insurance annuities and Rule 12b-1 fees earned from mutual funds distributed through JPMDS.

CISC deposits certain cash balances with JPMorgan Chase Bank ("JPMCB"), a wholly owned subsidiary of JPMC. At December 31, 2005, such deposits amounted to $58,926.

8. Employee Compensation and Benefits

CISC's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMC. Additionally, CISC's employees may receive stock-based incentive compensation based on their performance and JPMC's consolidated operating results.

Pension and Other Postretirement Plans
CISC's employees participate in the JPMC U.S. qualified defined benefit pension plan which is noncontributory, and they may also participate in defined contribution plans sponsored by JPMCB. In addition, through JPMC, CISC provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length of service and date of hire and provide for limits of CISC's share of covered medical benefits. The medical benefits are contributory, while the life insurance benefits are noncontributory. As of August 1, 2005, the eligibility requirement for employees to qualify for subsidized retiree medical coverage were revised and life insurance coverage was eliminated for active employees retiring after 2005. There are no separate plans solely for the employees of CISC. Pension expense as well as postretirement medical and life insurance benefit expense for CISC is determined by an intercompany charge from JPMC. Disclosures of pension benefit obligations and other postretirement benefits, including funded status, expense components and weighted-average actuarial assumptions for JPMC on a consolidated basis have been included in the 2005 Annual Report of JPMorgan Chase & Co.

Employee Stock-Based Incentives
Certain key employees of CISC participate in JPMC's long-term stock-based incentive plans that provide for grants of common stock-based awards, including stock options, restricted stock, restricted stock units, and stock appreciation rights. See the 2005 Annual Report of JPMorgan Chase & Co. for further disclosure.

(Dollars in thousands)

9. Income Taxes

The significant component of deferred tax assets relates primarily to litigation expenses.

At December 31, 2005, CISC has a net deferred tax asset of $4,957. CISC believes that the deferred tax asset will be realized and therefore, no valuation allowance is required. In addition, at December 31, 2005, CISC has an income tax payable to JPMC of $29,513.

10. Fair Value

Securities owned and securities sold, not yet purchased are carried at market value, which represents fair value. Management estimates that the aggregate fair value of other financial assets and liabilities recognized on the statement of financial condition approximates carrying value, due to their short- term nature.

11. Commitments and Contingencies

During 2005, CISC increased its litigation reserve by $6,830. While the outcome of litigation is inherently uncertain, the amount of the CISC's litigation reserve at December 31, 2005 reflected management's assessment of the appropriate reserve level in light of all information known; CISC believes its litigation reserve at December 31, 2005, is adequate. Management reviews litigation exposures periodically, and the reserve may be increased or decreased in the future to reflect further litigation developments. CISC believes it has meritorious defenses to claims asserted against it and with respect to such litigation intends to continue to defend itself vigorously, litigating or settling cases, according to management's judgment as to what is in the best interest of CISC.

12. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, CISC's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose CISC to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and CISC has to purchase or sell the financial instrument underlying the contract at a loss.

13. Net Capital Requirements

CISC is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934,) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. CISC is required to maintain minimum net capital equal to the greater of $250 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2005, CISC had net capital of $129,456, which was $123,355 in excess of its required net capital of $6,101. CISC's ratio of aggregate indebtedness to net capital was .71 to 1 at December 31, 2005.